Southeastern Asset Management, Inc.	Icahn Capital LP
6410 Poplar Avenue, Suite 900	767 Fifth Avenue, 47th Floor
Memphis, TN 38119	New York, New York 10153

June 26, 2013

VIA E-MAIL AND FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Dell Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 20, 2013

File No. 000-17017

Dear Mr. Panos:

We express our appreciation for your prompt review of the Preliminary Proxy Statement filed on Schedule 14A by Southeastern Asset Management, Inc. (“SAM”) and Icahn Enterprises L.P. (“Icahn”) with respect to Dell Inc. (“Dell”). We are responding to comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephone conversation between you and Dennis Block and Brian Blaney of Greenberg Traurig, LLP, on June 21, 2013. Our responses to the Staff’s comments are indicated below. In conjunction with these responses, we are filing a Definitive Proxy Statement on Schedule 14A via EDGAR. Pursuant to Rule 14a-6(h), the Definitive Proxy Statement has been marked to indicate the changes we made from the Preliminary Proxy Statement we filed on June 20, 2013.

1.	Response: Pursuant to the Staff’s request, we have revised the proxy statement to clarify that any alternative transactions that we have proposed to Dell are subject to various contingencies. For instance, the tender offer that was proposed is subject to the following: (a) the proposed management buyout being defeated by Dell stockholders at the special meeting, (b) the election of a Dell board of directors that is willing to pursue the tender offer, and (c) the approval of the Dell board of such tender offer and the obtainment of financing for the tender offer.

2.	Response: We hereby confirm that we will treat any “tweets” that are posted via Twitter and that refer to Dell as additional soliciting materials.

Please note that we have not included pro forma financial statements or other financial information in the proxy statement, as we do not believe we have a substantial interest in the transaction as contemplated by the rules of the Commission. Pursuant to the Staff’s request, we hereby acknowledge that if we make predictions as to potential future market values of Dell in any additional soliciting materials, the Commission may take the view that we have a substantial interest in the transaction and, as such, the Commission may request that we publish and file additional proxy material, which material may be required to include pro forma financial statements and other financial information.

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

June 26, 2013

_____________________

Pursuant to the Staff’s request, we hereby acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding these responses, please do not hesitate to contact the attorneys for SAM, Dennis Block at (212) 801-2222 or Robert Katz at (212) 848-8008, or Andrew Langham, Assistant General Counsel of Icahn Capital LP, at (212) 702-4382.

Sincerely,

Southeastern Asset Management, Inc.		Icahn Capital LP

By:	/s/ Andrew R. McCarroll	By:	/s/ Andrew Langham
	Andrew R. McCarroll		Andrew Langham
	General Counsel and Principal		Assistant General Counsel

cc:	Dennis J. Block, Esq.

Robert M. Katz, Esq.